Exhibit 12.1
Calculation of Ratios of Earnings to Fixed Charges
(in thousands)

	Three Months Ended March 31,			Year Ended December 31,
	2009	2008		2008		2007	2006		2005		2004
RATIO OF EARNINGS TO FIXED CHARGES:
Pre-tax (loss) income from continuing operations before adjustment for income from equity investee	8,404	(5,583)		(38,132)		(248,767)	(11,750)		(12,390)		(14,321)

Fixed charges:
Interest expense (a)	17,871	25,651		101,144		83,025	26,570		21,795		22,114
Interest portion of rent expense (b)	2,183	1,798		8,845		4,351	2,956		2,504		1,849

Total fixed charges	20,054	27,449		109,989		87,376	29,526		24,299		23,963

Total earnings (loss)	28,458	21,866		71,857		(161,391)	17,776		11,909		9,642

Ratio of earnings to fixed charges	1.4x	0.8x		0.7x		—	0.6x		0.5x		0.4x
Ratio of coverage deficiency		(c	)	(c	)	(c )	(c	)	(c	)	(c	)

(a)	Interest expense includes the write-off and amortization of deferred financing costs and the write-off and amortization of non-cash discounts associated with our debt issuances.

(b)	Includes approximately one-fourth of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.

(c)	For the three months ended March 31, 2008 and the years ended December 31, 2008, 2007, 2006, 2005 and 2004, our earning were insufficient to fully cover our fixed charges. The amount of the coverage deficiency in such periods was $5.6 million, $38.1 million, $248.8 million, $11.8 million, $12.4 million and $14.3 million, respectively.